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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

LNB Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
502100-10-0
(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L.,
1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 26, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	6

1	NAMES OF REPORTING PERSONS AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		330,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		330,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

330,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	502100-10-0	Page	3	of	6

1	NAMES OF REPORTING PERSONS Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		90,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		330,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,000

WITH	10	SHARED DISPOSITIVE POWER

		330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	420,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	502100-10-0	Page	4	of	6

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		90,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		330,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		90,000

WITH	10	SHARED DISPOSITIVE POWER

		330,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	420,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	502100-10-0	Page	5	of	6
Introduction.
     Pursuant to Rule 13d-1(k), this Amendment No. 6 to Schedule 13D is filed by AMG Investments, LLC, an Ohio limited liability company (“AMG”), Steven A. Calabrese and Richard M. Osborne, relating to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (“LNB”).

Item 4.	Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
     On February 26, 2008, Mr. Osborne filed suit against LNB in U.S. District Court for the Northern District of Ohio, Eastern Division, Case No. 1:08CV0473 with respect to LNB’s proxy solicitation for the Special Meeting of Shareholders of LNB to be held on March 18, 2008 (the “Special Meeting”). Mr. Osborne asked the court to issue a temporary restraining order prohibiting LNB from making any statement to its shareholders, in a proxy statement or otherwise, that LNB will disregard or otherwise not count any votes submitted on the proposals of AMG, as defined in AMG’s Notice of Special Meeting dated February 14, 2008. In addition, Mr. Osborne’s complaint asked for a preliminary and permanent injunction declaring that LNB has violated Section 14(a) of the Securities Exchange Act of 1934 and SEC Rule 14a-9, declaring that LNB has violated Ohio Revised Code Sections 1701.40 and 1701.41 and compelling LNB to (1) modify the agenda of the Special Meeting to include only AMG’s proposals, (2) to conform its proxy statement to only AMG’s proposals and 3) to count all of the proxies from Shareholders for a Better Bank. Shareholders for a Better Bank is a committee comprised of Mr. Osborne and Mr. Calabrese. On February 28, 2008, Shareholders for a Better Bank began mailing proxy statements to LNB's shareholders in connection with the Special Meeting.

Item 7.	Material to be Filed as Exhibits.
     7.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 29, 2008

AMG Investments, LLC
/s/ Richard M. Osborne
By: Richard M. Osborne
Its: Managing Member

/s/ Richard M. Osborne
Richard M. Osborne, Individually

/s/ Steven A. Calabrese
Steven A. Calabrese, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement